May 28, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of NatWest Group plc, under the Exchange Act of 1934:

- $1,250,000,000 5.115% Senior Callable Fixed-to-Fixed Reset Rate Notes due 2031

- $300,000,000 Senior Callable Floating Rate Notes due 2029

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com